                               FILED BY SSP SOLUTIONS, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED
                                       PURSUANT TO RULE 14A-12 OF THE SECURITIES
                                                            EXCHANGE ACT OF 1934


                                        SUBJECT CORPORATION: SSP SOLUTIONS, INC.
                                          REGISTRATION STATEMENT NO.: 333-115552
                                                  COMMISSION FILE NO.: 000-26227


SSP Solutions, Inc.                    SSP Solutions, Inc.
  Editorial Contact:                     Investor Contact:
Press Relations                        Thomas E. Schiff, Chief Financial Officer
SSP-Litronic                           SSP-Litronic
(949) 851-1085                         (949) 851-1085
pr@ssplitronic.com                     tom.schiff@ssplitronic.com


            SSP SOLUTIONS, INC. ANNOUNCES FIRST QUARTER 2004 RESULTS


IRVINE, Calif., May 21, 2004 - SSP Solutions, Inc. (Nasdaq: SSPX), a leading provider of identity and information assurance products and services, today announced financial results for the first quarter ended March 31, 2004.

         The Company reported total revenues of $1.9 million for the first quarter ended March 31, 2004, versus $3.3 million in the same quarter last year, which represents a 43% decrease in core business revenues. The Company reported an operating loss of $1.6 million for the quarter ended March 31, 2004, versus an operating loss of $451,000 in the same quarter of 2003. The loss from continuing operations for the quarter was $2.0 million, or $0.06 per basic and diluted share, versus a loss from continuing operations of $1.5 million, or $0.06 per basic and diluted share, in the same quarter of 2003. The net loss for the quarter was $2.0 million, or $0.06 per basic and diluted share, versus a net loss of $1.6 million, or $0.06 per basic and diluted share, in the same quarter last year.

         Service revenues decreased 37.1% from $1.1 million to $667,000, and license revenues decreased by 16.7% from $1.2 million to $1.0 million for the quarter ended March 31, 2004 versus the same quarter in 2003. Product revenues decreased 79.8% from $1.0 million to $208,000 during the quarters ended March 31, 2004 and March 31, 2003, respectively. The large decrease in product revenues was partly due to the re-engineering and re-certification of the Argus 300 product that interrupted the shipment of product orders on hand. The company resumed shipping Argus 300 in May 2004. Product revenues were also impacted by

SSP Solutions, Inc. Announces First Quarter 2004 Results


the delay of government purchase commitments due to diversion of funding for many programs resulting from increased government expenditures to support current military actions overseas, which also impacted service and license revenues.

         Total gross margin dollars decreased from $2.2 million to 1.3 million, a decrease of 40.0% for the quarter ended March 31, 2004 from the same quarter in 2003. Gross margin percentage, however, increased to 71.3% for the quarter ended March 31, 2004 from 67.8% during the same quarter in 2003. During the same time periods, the Company increased operating expenses by $244,000 or 9.1%, with a $216,000, or 14.0%, increase in selling, general and administrative (SG&A) expenses and a $28,000, or 2.5%, increase in research and development expenses. Included in the SG&A expenses were $517,000 of costs related to the previously announced merger with SAFLINK Corporation (SAFLINK, Nasdaq: SFLK), and a $373,000 benefit from the reduction in charges accrued relative to the previously recorded settlement of facility leases.

         In March 2004, the Company announced the signing of a definitive merger agreement with SAFLINK. Pending stockholder and regulatory approval, SAFLINK will acquire all outstanding shares of the Company in a stock-for-stock transaction. Under terms of the merger agreement, the Company's security holders would receive approximately 49% of the combined company's fully-converted shares at closing and the security holders of SAFLINK would continue to hold shares that constitute the remaining 51% of the combined company's fully-converted shares at closing. The merger agreement approved by the boards of directors of each company calls for each share of the Company's common stock to be exchanged for 0.60 shares of SAFLINK common stock.

         The shares outstanding increased in 2004 versus 2003 due to the issuance of approximately: 7.3 million shares for conversion of Series A Preferred stock into common stock and payment of related dividends; the issuance of 2.8 million shares for the conversion of various notes into common stock; 2.4 million shares for the exercise of warrants related to various financings; 710,000 shares for the payment of interest and financing costs; and the issuance of 472,000 shares related to the settlement of facility leases; and 123,000 shares for employee stock purchases and the exercise of stock options. Each of these transactions occurred after the first quarter of 2003.

SSP Solutions, Inc. Announces First Quarter 2004 Results


RULE 425 LEGEND REGARDING JOINT PROXY STATEMENT/PROSPECTUS
----------------------------------------------------------

         SAFLINK and the Company have filed a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (SEC) in connection with the pending merger. In addition, SAFLINK and the Company have filed and will file other information and documents concerning the merger and their respective businesses with the SEC. THE COMPANY URGES INVESTORS TO REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED AND TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Any offer of securities will only be made pursuant to the Joint Proxy Statement/Prospectus. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. A free copy of the Joint Proxy Statement/Prospectus may also be obtained from SAFLINK and the Company. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ABOUT THE COMPANY
-----------------

         The Company designs and develops innovative data and communication security solutions for both corporate and government institutions. The Company provides network security, desktop protection, and high assurance messaging systems for many organizations of the U.S. Government. NetSign CAC is currently deployed by all U.S. Armed Services and various DoD Agencies. For more information, visit http://www.ssplitronic.com/ or call SSP-Litronic (949) 851-1085. SSP-Litronic is a trademark and dba of SSP Solutions, Inc. (Nasdaq:
SSPX).

SSP Solutions, Inc. Announces First Quarter 2004 Results


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
--------------------------------------------------------------------------------

         With the exception of historical information, matters discussed in this news release including, in particular references to the success of certain initiatives building momentum for the future, are forward-looking statements involving a number of risks and uncertainties and may not be achieved due to factors beyond our control, including changing regulatory and technological environments, our ability to obtain key components from suppliers, technological difficulties, increased competition, and changing customer demands. Other risks inherent in our business are described in Securities and Exchange Commission filings. SSP Solutions, Inc. undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

SSP Solutions, Inc. Announces First Quarter 2004 Results

                                         SSP SOLUTIONS, INC.
                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                             (UNAUDITED)

                                                                          Three Months Ended
                                                                               March 31
                                                                        2003               2004
                                                                   --------------     --------------
Revenues:
   Product                                                                 1,030                208
   License                                                                 1,209              1,007
   Service                                                                 1,061                667
                                                                   --------------     --------------
      TOTAL REVENUES                                                       3,300              1,882
                                                                   --------------     --------------
Cost of Sales
   Product                                                                   297                 68
   License                                                                   429                  4
   Service                                                                   336                468
                                                                   --------------     --------------
      TOTAL COST OF SALES                                                  1,062                540
                                                                   --------------     --------------
Gross margin                                                               2,238              1,342

Operating Expenses:
   Selling, general and administrative                                     1,547              1,763
   Research and development                                                1,142              1,170
                                                                   --------------     --------------
      TOTAL OPERATING EXPENSES                                             2,689              2,933
                                                                   --------------     --------------

Operating loss                                                              (451)            (1,591)

Non-operating Expenses (Income):
   Realized and unrealized loss (gain) on trading securities                  15                 (2)
   Interest expense, net                                                     277                  6
   Non-cash interest and financing expense                                   500                113
   Loss on conversion of debt                                                 --                371
   Equity loss from Affiliate                                                269                 --
   Other (income) expense, net                                                --               (103)
                                                                   --------------     --------------
      TOTAL NON-OPERATING EXPENSES                                         1,061                385
                                                                   --------------     --------------

Operating loss before income taxes                                        (1,512)            (1,976)
Provision for income taxes                                                    --                  3
                                                                   --------------     --------------
Loss from continuing operations                                    ($      1,512)     ($      1,979)
                                                                   ==============     ==============
Loss from discontinued operations                                  ($        106)                --
                                                                   ==============     ==============
NET LOSS                                                           ($      1,618)     ($      1,979)
                                                                   ==============     ==============

Loss per share of common stock, basic and diluted                  $        (.06)     $        (.06)
                                                                   ==============     ==============
Loss per share from discontinued operations, basic and diluted                --                 --
                                                                   ==============     ==============
Loss per share from continuing operations, basic and diluted       $        (.06)     $        (.06)
                                                                   ==============     ==============
Shares used in per share computations--basic and diluted                  25,056             33,792
                                                                   ==============     ==============

                               SSP SOLUTIONS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                             December 31, 2003    March 31, 2004
                                             -----------------    --------------
                                                                    (Unaudited)

Total Current Assets                           $        8,602     $        6,523
Property, Plant & Equipment, Net                           83                 90
Goodwill                                               25,930             25,930
Other Assets                                              202                148
                                               --------------     --------------
TOTAL ASSETS                                   $       34,817     $       32,691
                                               ==============     ==============

Total Current Liabilities                      $        3,131     $        2,347
Long-Term Debt                                            915                719
Shareholders' Equity                                   30,771             29,625
                                               --------------     --------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY       $       34,817     $       32,691
                                               ==============     ==============


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